Exhibit 99.1

NOTICE TO THE MARKET

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”) hereby informs to its shareholders and the market, in accordance with article 12 of the Resolution of the Securities and Exchange Commission (CVM) No. 44/21, that it received on May 20, 2025, a notice from BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), informing that, between April 23, 2025 and May 20, 2025, it sold common shares issued by JBS.

As a result, BNDESPAR reduced its shareholding position to 18.18% of the total common shares issued by JBS.

BNDESPAR further declared that:

(i)	the transactions carried out do not aim to change the composition of control or the administrative structure of JBS; and

(ii)	BNDESPAR has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by JBS.

The original version of the correspondence received from BNDES is filed at the JBS’ headquarter.

São Paulo, May 20, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer